Exhibit 99.4

BUDGET 2018

WORKING FOR YOU

SECOND QUARTERLY REPORT
NOVEMBER 2018

BRITISH COLUMBIA

Second Quarterly Report

2018/19 Financial Update,

Economic Outlook

&

Six Month Financial Results

April — September 2018

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing—

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1.              Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945—                     — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77                                         354.711’007231’05

TABLE OF CONTENTS

2018/19 Second Quarterly Report	November 26, 2018

Part One — Updated Financial Forecast
Introduction	1
Revenue	3
Expense	6
Consolidated Revenue Fund Spending	6
Contingencies	7
Spending Recovered from Third Parties	7
Operating Transfers to Service Delivery Agencies	7
Service Delivery Agency Spending	7
Government Employment (FTEs)	7
Provincial Capital Spending	7
Projects Over $50 Million	8
Provincial Debt	9
Risks to the Fiscal Forecast	10
Supplementary Schedules	11

Tables:
1.1 2018/19 Forecast Update	1
1.2 2018/19 Financial Forecast Changes	2
1.3 2018/19 Capital Spending Update	8
1.4 2018/19 Provincial Debt Update	9

Tables:
Supplementary Schedules
1.5 Operating Statement	11
1.6 Revenue by Source	12
1.7 Expense by Ministry, Program and Agency	13
1.8 Expense by Function	14
1.9 Material Assumptions — Revenue	15
1.10 Material Assumptions — Expense	20
1.11 Full-Time Equivalents	23
1.12 Capital Spending	23
1.13 Capital Expenditure Projects Greater Than $50 Million	24
1.14 Provincial Debt	27
1.15 Statement of Financial Position	28

Second Quarterly Report 2018/19

Table of Contents

Part Two — Economic Review and Outlook
Summary	29
British Columbia Outlook — Comparison to Private Sector Forecasts	29
British Columbia Economic Activity	30
Labour Market	30
Consumer Spending and Housing	31
External Trade and Commodity Markets	33
Demographics	34
Inflation	35
Risks to the Economic Outlook	35
External Outlook	36
United States	36
Canada	38
Asia	39
Europe	40
Financial Markets	40
Interest Rates	40
Exchange Rate	41

Tables:
2.1 British Columbia Economic Indicators	30
2.2 Private Sector Canadian Interest Rate Forecasts	41
2.3 Private Sector Exchange Rate Forecasts	42

Topic Box:
Provincial Economic Accounts Update	43

Second Quarterly Report 2018/19

ii

PART ONE — UPDATED FINANCIAL FORECAST

2018/19 Second Quarterly Report	November 26, 2018

Introduction

Table 1.1 2018/19 Forecast Update

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2018	Report	Report
Revenue	54,193	55,815	57,198
Expense	(53,624)	(54,796)	(54,898)
Forecast allowance	(350)	(350)	(950)
Surplus	219	669	1,350
Capital spending:
Taxpayer-supported capital spending	5,174	5,579	5,177
Self-supported capital spending	4,061	4,078	4,061
	9,235	9,657	9,238
Provincial Debt:
Taxpayer-supported debt	45,198	44,717	42,431
Self-supported debt	23,824	23,447	23,291
Total debt (including forecast allowance)	69,372	68,514	66,672
Taxpayer-supported debt to GDP ratio	15.5%	15.3%	14.4%
Taxpayer-supported debt to revenue ratio	84.9%	82.0%	75.6%

The second quarter outlook for 2018/19 forecasts an operating surplus of $1,350 million — $681 million higher than the projection in the First Quarterly Report. The revenue outlook is $1,383 million higher primarily due to the effects of improved 2017 preliminary personal and corporate income tax assessments, partially offset by lower property transfer tax and higher ICBC net loss. The updated expense forecast is $102 million higher than in the First Quarterly Report due to higher spending for fire and

Chart 1.1 Operating Changes from the First Quarterly Report

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.2          2018/19 Financial Forecast Changes

	($ millions)
2018/19 surplus — Budget 2018 (February 20, 2018)	219		219
2018/19 surplus — First Quarterly Report (September 7, 2018)		669

	Q1	Q2	Total
	Update	Update	Changes

Revenue changes:
Personal income tax — mainly higher 2017 tax assessments	621	813	1,434
Corporate income tax — increased prior-year adjustment, reflecting higher 2017 tax assessments, and higher federal government instalments	463	842	1,305
Property transfer tax — lower year-to-date sales results	(250)	(150)	(400)
Provincial sales tax — lower year-to-date results	(48)	(15)	(63)
Other taxation sources	5	(44)	(39)
Natural gas royalties — lower prices and increased utilization of royalty programs partially offset by higher natural gas liquids royalties and natural gas volumes	(20)	(24)	(44)
Coal, metals and minerals — mainly higher coal prices	82	69	151
Forests — changes in stumpage rates and lower volumes	380	(25)	355
Other natural resources — mainly higher electricity prices	53	31	84
Other revenue — mainly higher revenue from fees and miscellaneous sources and changes in investment earnings	82	125	207
Health and social transfers — higher population share	176	9	185
Other federal government transfers — mainly BC’s share of lower federal excise tax revenue on cannabis and payments under the Disaster Financial Assistance Arrangements	15	(33)	(18)
Commercial Crown corporation net income:
BC Lottery Corporation — mainly stronger casino and community gaming revenue	65	(8)	57
ICBC - mainly increased claims costs	—	(206)	(206)
Other commercial Crown corporations	(2)	(1)	(3)
Total revenue changes	1,622	1,383	3,005
Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	477	31	508
Emergency Program Act — higher fire management and flood-related costs	162	129	291
BC Training and Education Savings grant — higher projected uptake	11	3	14
Elections BC — mainly for the referendum on electoral reform	21	—	21
Refundable tax credits — mainly the impact of 2017 tax assessment results	379	(118)	261
Prior year liability and other adjustments	(3)	(16)	(19)
Management of public debt (net) — reflects revisions to scheduled borrowing	(4)	(12)	(16)
Spending funded by third party recoveries	(25)	3	(22)
Changes in spending profile of service delivery agencies:
School districts	31	—	31
Universities	82	26	108
Colleges	30	6	36
Health authorities and hospital societies	132	9	141
Other service delivery agencies	98	8	106
(Increase) decrease in transfers to service delivery agencies (elimination)	(219)	33	(186)
Total expense increases (decreases)	1,172	102	1,274
Subtotal	450	1,281	1,731
Increase in forecast allowance	—	(600)	(600)
Total changes	450	681	1,131
2018/19 surplus — First Quarterly Report	669
2018/19 surplus — Second Quarterly Report		1,350	1,350

Second Quarterly Report 2018/19

Updated Financial Forecast

flood management, and higher spending by service delivery agencies, partially offset by lower refundable tax credits.

Projected taxpayer-supported capital spending has decreased by $402 million, mainly reflecting timing changes in the housing and transportation sectors. At $5.2 billion, the taxpayer-supported capital spending forecast for 2018/19 remains at a record level of annual investment. Self-supported capital spending is forecast to be $17 million lower, reflecting changes in timing of capital spending by the BC Lottery Corporation and the Liquor Distribution Branch.

The taxpayer-supported debt forecast is $2.3 billion lower compared to the projection in the First Quarterly Report mainly due to an increase in cash from higher revenues, and lower capital spending. The province’s operating debt has now been eliminated. Self-supported debt is $156 million lower mainly due to changes in timing of own-sourced financing.

Taxpayer-supported debt-to-GDP is now projected to end fiscal 2018/19 at 14.4 per cent, which is 0.9 percentage points lower than in the First Quarterly Report due to an improved forecast for taxpayer-supported debt. The debt-to-revenue ratio is forecast to end the year 6.4 percentage points lower at 75.6 per cent. Both these debt affordability metrics are now the lowest since fiscal 2008/09.

The forecast allowance has been increased by $600 million, reflecting continued uncertainty in ICBC’s net income forecast over the remainder of the fiscal year, and the potential of further slowdown in revenues impacted by housing activity.

Revenue

Revenue for 2018/19 is forecast to be $57.2 billion — $1.4 billion higher than the projection in the First Quarterly Report. Higher revenue from taxation, natural resources, fees, investment earnings and miscellaneous sources offset by lower federal government contributions and commercial Crown net income.

Chart 1.2 Revenue Changes from the First Quarterly Report

Second Quarterly Report 2018/19

Updated Financial Forecast

Detailed revenue projections are disclosed in Table 1.6 and key assumptions and sensitivities are provided in Table 1.9. An analysis of historical volatility of major economic variables related to revenue sources can be found on pages 14–15 in the 2018 British Columbia Financial and Economic Review. For 2018/19, major forecast changes from the projections in the First Quarterly Report include:

Income Tax Revenues

Personal income tax revenue forecast is up $813 million reflecting strong preliminary 2017 tax assessments. The change includes a one-time $434 million increase in the prior-year adjustment and a $379 million ongoing base impact beginning in 2018/19.

Corporate income tax revenue is up $842 million due to increased advance instalments from the federal government and a higher prior year settlement payment, reflecting stronger preliminary 2017 BC tax assessment information.

Other Tax Revenues

Property transfer tax revenue forecast is down $150 million due to slower housing market activity reflecting a lower number of transactions. The revised forecast of the additional 20 per cent property transfer tax is now $190 million, down from $227 million assumed in the First Quarterly Report.

Fuel and carbon tax revenues are $33 million lower due to weaker gasoline purchases based on year-to-date receipts.

All other taxation revenues are down $11 million mainly due to weaker tobacco product sales.

Natural Resource Revenues

Natural gas royalties are down $24 million mainly due to the effects of lower natural gas prices and increased utilization of royalty program credits, partially offset by an improved outlook of production volumes and increased royalties from natural gas liquids. The updated natural gas price forecast at $0.64 ($Cdn/gigajoule, plant inlet) is within the 20th percentile of the private sector forecasters and down 11 per cent from the First Quarterly Report estimate ($0.72).

Revenue from coal, metals, minerals and other mining related sources is up $69 million mainly reflecting higher expected coal prices due to continuing strong demand in Asia.

Forests revenue is down $25 million mainly due to lower stumpage revenue reflecting weaker harvest volumes and lumber prices. The revised forecast of the benchmark Western spruce-pine-fir 2X4 price is expected to average $500 US/thousand board feet, down from $551 US/thousand board feet assumed in the First Quarterly Report. The decline in stumpage revenue from the major tenures is partly offset by increased revenue from the BC Timber Sales program and logging taxes. Compared to the forecast at Budget 2018, forest revenue is forecast to be $355 million higher due to the high prices observed earlier in the year.

Revenue from sales of electricity under the Columbia River Treaty is up $17 million due to higher Mid-Columbia electricity prices, reflecting the recent disruption of the Pacific North West natural gas supplies.

Second Quarterly Report 2018/19

Updated Financial Forecast

Other natural resource revenues have increased $14 million mainly due to increased petroleum royalties reflecting higher projections of petroleum prices and production volumes.

Other Revenue

Revenue from fees, licences, investment earnings, fines, penalties and miscellaneous sources is up $125 million.

Medical Service Plan premiums are $26 million higher due to improved year-to-date results, relative to the forecast in the First Quarterly Report.

Fee revenue from the SUCH sector is projected to be up $44 million, mainly from post-secondary institutions.

Investment earnings are now forecast to be $44 million higher due to revised projections of accounting adjustments and ministry recoveries.

The revenue forecast from the remaining sources has improved by $11 million.

Federal Government Contributions

Canada Health Transfer and Canada Social Transfer entitlements are up $9 million mainly due to an improved BC population share of the national total.

Contributions through the Disaster Financial Assistance Arrangements are down $20 million reflecting a reprofiling of the recognition of entitlements in support of floods that occurred in June 2016.

Other federal government contributions are expected to be $13 million lower due to declines in direct transfers to taxpayer-supported Crown corporations and SUCH sector agencies.

Commercial Crown Net Income

The revised outlook for commercial Crown net income is down $215 million from the projection in the First Quarterly Report mainly due to weaker financial projections for the Insurance Corporation of BC (ICBC).

ICBC’s net income forecast has declined $206 million due to continuing increased claims costs including higher than expected large bodily injury claims from prior years and slower than expected settlements.

The updated net income projection for the BC Lottery Corporation is $8 million lower due to the effects of a labour relations dispute at five of the provincial casino locations, partly offset by strong performance at the slot machines and higher than expected lotteries results.

Second Quarterly Report 2018/19

Updated Financial Forecast

Expense

At $54.9 billion, the government spending forecast for 2018/19 is $102 million higher compared to the projection in the First Quarterly Report. The change is primarily due to higher fire and flood management spending, and higher spending by service delivery agencies, partly offset by lower refundable film tax credits.

Chart 1.3 Expense Changes from the First Quarterly Report

Detailed expense projections are disclosed in Table 1.7. Key spending assumptions and sensitivities are provided in Table 1.10.

Consolidated Revenue Fund Spending

Statutory spending is forecast to be $45 million higher than in the First Quarterly Report due to increased spending for fire and flood management ($160 million), and a higher uptake in the BC Training and Education Savings Grants program ($3 million), offset by lower refundable tax credits ($118 million).

The reduced forecast of refundable tax credits is mainly due to more detailed 2017 tax assessment information on foreign film productions available since the First Quarterly Report indicating that the majority of the 2017 tax credits were based on the higher tax rates before the reductions for productions with a principal photography date on or after October 1, 2016. Compared to Budget 2018, the total tax credit forecast for foreign and domestic productions is up $203 million (35.4 per cent).

Other consolidated revenue fund (CRF) spending is forecast to be down $28 million due to reduced debt servicing costs resulting from lower debt levels ($12 million) and favourable adjustments to prior year liabilities ($16 million).

On November 8, 2018, Statistics Canada reported that BC’s real GDP annual growth rate for 2017 was 3.8 per cent. This growth rate is 1.5 percentage points higher than the Economic Forecast Council’s (EFC) projection of 2.3 per cent that was included in the February Budget 2017. Consequently, under the Province’s Economic Stability Mandate (ESM), unionized public sector employees covered by ratified agreements

Second Quarterly Report 2018/19

Updated Financial Forecast

reached under the ESM will be entitled to a general wage increase under the Economic Stability Dividend that is equivalent to one-half of the positive difference (0.75 per cent) between the 2017 growth rate reported by Statistics Canada and the EFC forecast. Estimated costs of $14 million in 2018/19 are funded from within the fiscal plan, and ongoing costs in future years will be addressed as part of Budget 2019.

Contingencies

The contingencies vote allocation of $550 million for 2018/19 is unchanged from the First Quarterly Report. Contingencies are intended to help manage unexpected cost pressures and fund priority initiatives as they arise.

Spending Recovered from Third Parties

Spending funded by third parties is forecast to increase by $3 million, which is offset by corresponding higher recoveries, resulting in no impact on the operating surplus.

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to decrease by $33 million, which applies to various service delivery agencies.

Service Delivery Agency Spending

The service delivery agency spending forecast is $49 million higher than the projection in the First Quarterly Report mainly due to higher operating costs in the post-secondary sector as a result of higher enrolment, new programs, and increased research activity. The higher spending in the post-secondary sector is offset by increased tuition revenues and federal research grants.

Government Employment (FTEs)

The projection of full-time equivalent (FTE) staff utilization for 2018/19 has been increased by 400 FTEs to 29,900 since the First Quarterly Report primarily due to the continued implementation of new child care programming and wildfire-related staffing. Further details on FTEs are provided in Table 1.11.

Provincial Capital Spending

Capital spending is projected to total $9.2 billion in 2018/19 — $419 million lower than the forecast in the First Quarterly Report (see Tables 1.3 and 1.12).

Taxpayer-supported capital spending is projected at $5.2 billion in 2018/19. The $402 million decrease since the First Quarterly Report reflects changes to the timing of capital spending mainly in the social housing and transportation sectors, primarily the timing of land acquisition for the Broadway Subway project.

At $4.1 billion, projected self-supported capital spending is $17 million lower than the First Quarterly Report forecast due to changes in timing of capital spending by BC Lottery Corporation and the Liquor Distribution Branch.

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Updated Financial Forecast

Table 1.3    2018/19 Capital Spending Update

	($ millions)
2018/19 capital spending — Budget 2018 (February 20, 2018)	9,235		9,235
2018/19 capital spending — First Quarterly Report (September 7, 2018)		9,657

	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported changes:
Higher spending by health authorities	187	16	203
Timing of social housing spending	83	(57)	26
Timing of post-secondary institutions’ spending	56	25	81
Timing of transportation sector spending	83	(355)	(272)
Other net adjustments to capital schedules	(4)	(31)	(35)
Total taxpayer-supported	405	(402)	3

Self-supported changes:
Liquor Distribution Branch	44	(2)	42
BC Lotteries - timing of capital spending	—	(15)	(15)
BC Hydro	(27)	—	(27)
Total self-supported	17	(17)	—
Total changes	422	(419)	3
2018/19 capital spending — First Quarterly Report	9,657
2018/19 capital spending — Second Quarterly Report		9,238	9,238

Projects Over $50 Million

Approved major capital projects with budgets greater than $50 million are presented in Table 1.13. Since the First Quarterly Report the following changes have occurred:

•          The year of completion for the Centre for Mental Health and Addictions project has been changed to 2020, from 2019.

•          BC Hydro’s W.A.C. Bennett Dam riprap upgrade project anticipated total cost has been reduced $51 million from $170 million to $119 million.

•          The Waneta Dam and Generating Station project name has changed to Waneta 2/3 interest acquisition. The anticipated total cost has also decreased by $32 million, from $1.253 billion to $1.221 billion.

The following project has been completed since the First Quarterly Report and is no longer listed in the table:

•          Emily Carr University of Art and Design - campus redevelopment at Great Northern Way.

In addition, the following projects were added:

•          Burnaby North Secondary project for $79 million.

•          South Side Area Elementary project, $54 million.

•          Highway 1 Illecillewaet 4-laning project, $63 million.

•          The Downtown Vancouver Electricity Supply: West End strategic property purchase for $81 million.

Second Quarterly Report 2018/19

Updated Financial Forecast

Provincial Debt

Provincial debt, including the $950 million forecast allowance, is projected to total $66.7 billion by the end of the fiscal year — $1.8 billion lower than the projection in the First Quarterly Report. The Province’s direct operating debt has now been eliminated.

Taxpayer-supported debt is projected to be $42.4 billion — $2.3 billion lower than the projection in the First Quarterly Report. The reduction reflects a $2.1 billion increase in surplus cash mainly due to higher operating surplus and lower capital spending ($0.4 billion), offset by lower contribution from external parties ($0.2 billion).

Lower taxpayer-supported debt projections have resulted in a 0.9 percentage point reduction in the taxpayer-supported debt-to-GDP ratio projected in the First Quarterly Report, now forecast to end the year at 14.4 per cent. The taxpayer-supported debt-to-revenue ratio is forecast to end the year 6.4 percentage points lower at 75.6 per cent, due to the lower taxpayer-supported debt forecast and higher anticipated revenue.

Self-supported debt is projected to be $23.3 billion at year end — $0.1 billion lower than the projection in the First Quarterly Report mainly due to changes in timing of own-sourced financing.

The provincial debt includes a $950 million borrowing allowance to mirror the operating statement forecast allowance.

Details on provincial debt are shown in Table 1.14.

Table 1.4   2018/19 Provincial Debt Update

	($ millions)
2018/19 provincial debt - Budget 2018 (February 20, 2018 )	69,372		69,372
2018/19 provincial debt - First Quarterly Report (September 7, 2018 )		68,514

	Q1	Q2	Total
	Update	Update	Changes

Taxpayer-supported changes:
Capital debt:
– lower debt level from 2017/18	(205)	—	(205)
– change in capital spending	405	(402)	3
– change in contributions from external parties	(149)	221	72
– increase in internal financing	(532)	(2,105)	(2,637)
Total taxpayer-supported	(481)	(2,286)	(2,767)
Self-supported changes:
– lower debt level from 2017/18	(172)	—	(172)
– change in capital spending	17	(17)	—
– increase in internal financing	(222)	(139)	(361)
Total self-supported	(377)	(156)	(533)
Forecast allowance changes:
Adjustment for forecast allowance	—	600	600
Total changes	(858)	(1,842)	(2,700)
2018/19 provincial debt - First Quarterly Report	68,514
2018/19 provincial debt - Second Quarterly Report		66,672	66,672

Second Quarterly Report 2018/19

Updated Financial Forecast

Risks to the Fiscal Forecast

There are a number of risks and pressures to the fiscal plan including risks to the BC economic outlook, which are largely due to uncertainty regarding global trade policy, the possibility of further monetary policy tightening and the potential of a slowdown in domestic activity.

The financial results of ICBC and outcomes that may arise from the comprehensive review of BC Hydro may impact 2018/19 results.

Consumption and property tax revenues could be affected by changes in consumption of goods and services and changes in the BC housing market. In addition, personal and corporate income tax assessments for the 2017 tax year by the Canada Revenue Agency will not be finalized until March 2019 and could result in further income tax revenue and tax credit transfer expense adjustments.

Natural resource revenues can be volatile due in part to the influence of the cyclical nature of this sector in the economy. Changes in energy or commodity prices, such as coal, natural gas and lumber, may have significant effects on the revenue forecast. The Western spruce-pine-fir 2X4 lumber price has been particularly volatile this year. Following strong growth in 2017, prices continued to rise this year to over $650 US/thousand board feet in late May, before rapidly declining to average $330 in the first half of November.

The spending forecast in the fiscal plan is based on plans and strategies prepared by ministries and service delivery agencies. The main risks are changes to planning assumptions, such as utilization or demand rates for government services in the health care, education or community social services sectors, in addition to potential additional costs associated with natural disaster responses and film tax credit uptake.

The potential fiscal impact from the above risks is expected to be accommodated by the Contingencies vote and the forecast allowance.

The forecasts of revenues, expenditures, capital spending and debt are estimates based on a number of economic, financial and external factors. In addition, capital spending and debt figures may be influenced by a number of other factors including design development, procurement activity, weather and geotechnical conditions. As a result, the actual operating surplus, capital expenditure and debt figures may differ from the current forecast. Variables will change throughout the year as new information becomes available, with potentially material impacts. Government will provide an update to the fiscal plan in Budget 2019.

Second Quarterly Report 2018/19

Updated Financial Forecast

Supplementary Schedules

The following tables provide the financial results for the six months ended September 30, 2018 and the 2018/19 full-year forecast, as well as material assumptions, and major capital projects.

Table 1.5   2018/19 Operating Statement

	Year-to-Date to September 30				Full Year
	2018/19			Actual	2018/19			Actual
($ millions)	Budget	Actual	Variance	2017/18	Budget	Forecast	Variance	2017/18
Revenue	26,440	27,115	675	26,059	54,193	57,198	3,005	52,020
Expense	(25,410)	(25,718)	(308)	(24,317)	(53,624)	(54,898)	(1,274)	(51,719)
Surplus before forecast allowance	1,030	1,397	367	1,742	569	2,300	1,731	301
Forecast allowance	—	—	—	—	(350)	(950)	(600)	—
Surplus	1,030	1,397	367	1,742	219	1,350	1,131	301
Accumulated surplus beginning of the year	6,567	6,746	179	6,597	6,567	6,746	179	6,597
Accumulated surplus before comprehensive income	7,597	8,143	546	8,339	6,786	8,096	1,310	6,898
Accumulated other comprehensive income from self-supported Crown agencies	114	137	23	(176)	227	198	(29)	(152)
Accumulated surplus end of period	7,711	8,280	569	8,163	7,013	8,294	1,281	6,746

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Updated Financial Forecast

Table 1.6   2018/19 Revenue by Source

	Year-to-Date to September 30				Full Year
	2018/19			Actual	2018/19			Actual
($ millions)	Budget	Actual	Variance	2017/18	Budget	Forecast	Variance	2017/18
Taxation
Personal income	4,870	5,080	210	4,478	9,836	11,270	1,434	8,923
Corporate income	2,466	2,786	320	2,326	4,096	5,401	1,305	4,165
Employer health	—	—	—	—	463	463	—	—
Sales [1]	3,852	3,801	(51)	3,677	7,428	7,365	(63)	7,131
Fuel	526	527	1	560	1,003	1,014	11	1,010
Carbon	717	681	(36)	590	1,488	1,460	(28)	1,255
Tobacco	449	431	(18)	372	822	805	(17)	727
Property	1,232	1,227	(5)	1,170	2,626	2,606	(20)	2,367
Property transfer	1,239	1,081	(158)	1,175	2,235	1,835	(400)	2,141
Insurance premium	298	304	6	288	595	610	15	602
	15,649	15,918	269	14,636	30,592	32,829	2,237	28,321
Natural resources
Natural gas royalties	114	70	(44)	75	229	185	(44)	161
Forests	437	600	163	410	992	1,347	355	1,065
Other natural resources[2]	594	682	88	732	1,192	1,427	235	1,469
	1,145	1,352	207	1,217	2,413	2,959	546	2,695
Other revenue
Medical Services Plan premiums	681	667	(14)	1,289	1,361	1,340	(21)	2,266
Other fees and licenses [3]	1,772	1,854	82	1,731	4,002	4,153	151	3,983
Investment earnings	584	550	(34)	473	1,179	1,168	(11)	1,101
Miscellaneous [4]	1,473	1,645	172	1,530	3,152	3,240	88	3,543
	4,510	4,716	206	5,023	9,694	9,901	207	10,893
Contributions from the federal government
Health and social transfers	3,461	3,550	89	3,335	6,921	7,106	185	6,848
Other federal government contributions [5]	889	687	(202)	648	2,009	1,991	(18)	2,207
	4,350	4,237	(113)	3,983	8,930	9,097	167	9,055
Commercial Crown corporation net income
BC Hydro	76	114	38	124	712	712	—	683
Liquor Distribution Branch	576	576	—	585	1,106	1,107	1	1,119
BC Lotteries (net of payments to the federal government)	653	721	68	693	1,300	1,357	57	1,391
ICBC	(543)	(582)	(39)	(237)	(684)	(890)	(206)	(1,327)
Transportation Investment Corporation	—	—	—	(29)	—	—	—	(29)
Other [6]	24	63	39	64	130	126	(4)	169
Accounting Adjustments [7]	—	—	—	—	—	—	—	(950)
	786	892	106	1,200	2,564	2,412	(152)	1,056
Total revenue	26,440	27,115	675	26,059	54,193	57,198	3,005	52,020

1        Includes provincial sales tax and social services tax/hotel room tax related to prior years.

2        Columbia River Treaty, other energy and minerals, water rental and other resources.

3        Post-secondary, healthcare-related, motor vehicle, and other fees.

4        Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

5        Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6        Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post-secondary institutions’ self-supported subsidiaries.

7        In 2017/18, total commercial Crown corporation net income included a $950 million summary level adjustment to address the Auditor General’s qualification in the 2016/17 Public Accounts with respect to BC Hydro’s deferred regulatory accounts.

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.7   2018/19 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2018/19			Actual	2018/19			Actual
($ millions)	Budget [1]	Actual	Variance	2017/18 [1]	Budget [1]	Forecast	Variance	2017/18 [1]
Office of the Premier	6	6	—	5	11	11	—	10
Advanced Education, Skills and Training	1,128	1,145	17	1,056	2,212	2,212	—	2,155
Agriculture	35	32	(3)	38	93	93	—	91
Attorney General	286	297	11	268	583	583	—	560
Children and Family Development	832	849	17	728	1,793	1,793	—	1,585
Citizens’ Services	249	260	11	269	530	530	—	572
Education	3,268	3,234	(34)	3,106	6,341	6,355	14	6,158
Energy, Mines and Petroleum Resources	29	33	4	33	60	60	—	101
Environment and Climate Change Strategy	84	82	(2)	86	179	179	—	177
Finance	260	228	(32)	111	579	579	—	358
Finance — extinguishment of Transportation Investment Corporation fiscal agency loan [2]	—	—	—	3,721	—	—	—	3,690
Forests, Lands, Natural Resource Operations and Rural Development	332	641	309	601	734	1,242	508	1,338
Health	9,666	9,647	(19)	9,139	19,754	19,754	—	18,976
Indigenous Relations and Reconciliation	90	63	(27)	95	100	100	—	248
Jobs, Trade and Technology	54	44	(10)	47	99	99	—	111
Labour	6	5	(1)	5	13	13	—	11
Mental Health and Addictions	5	4	(1)	—	10	10	—	11
Municipal Affairs and Housing	428	427	(1)	411	674	674	—	689
Public Safety and Solicitor General	384	434	50	455	787	1,078	291	1,062
Social Development and Poverty Reduction	1,671	1,651	(20)	1,501	3,364	3,364	—	3,103
Tourism, Arts and Culture	69	77	8	66	144	144	—	177
Transportation and Infrastructure	448	444	(4)	418	890	890	—	843
Total ministries and Office of the Premier	19,330	19,603	273	22,159	38,950	39,763	813	42,026
Management of public funds and debt	664	624	(40)	582	1,276	1,260	(16)	1,205
Contingencies	—	—	—	1	550	550	—	17
Funding for capital expenditures	481	319	(162)	264	1,772	1,760	(12)	1,284
Refundable tax credit transfers	620	738	118	580	1,246	1,507	261	1,197
Legislative Assembly and other appropriations	69	69	—	96	143	164	21	170
Total appropriations	21,164	21,353	189	23,682	43,937	45,004	1,067	45,899
Elimination of transactions between appropriations [3]	(30)	(13)	17	(8)	(59)	(60)	(1)	(16)
Prior year liability adjustments	—	—	—	—	—	(18)	(18)	(150)
Consolidated revenue fund expense	21,134	21,340	206	23,674	43,878	44,926	1,048	45,733
Expenses recovered from external entities	1,501	1,346	(155)	1,353	3,337	3,315	(22)	3,131
Elimination of funding provided to service delivery agencies	(12,720)	(12,673)	47	(11,797)	(26,829)	(27,003)	(174)	(25,159)
Extinguishment of Transportation Investment				—				—
Corporation fiscal agency loan [2]	—	—	—	(3,721)	—	—	—	(3,690)
Total direct program spending	9,915	10,013	98	9,509	20,386	21,238	852	20,015
Service delivery agency expense
School districts	2,846	2,889	43	2,712	6,651	6,682	31	6,338
Universities	2,313	2,307	(6)	2,200	4,837	4,945	108	4,600
Colleges and institutes	613	629	16	597	1,299	1,335	36	1,266
Health authorities and hospital societies	7,490	7,622	132	7,301	15,370	15,511	141	14,983
Other service delivery agencies	2,233	2,258	25	1,998	5,081	5,187	106	4,517
Total service delivery agency expense	15,495	15,705	210	14,808	33,238	33,660	422	31,704
Total expense	25,410	25,718	308	24,317	53,624	54,898	1,274	51,719

1   Restated to reflect government’s current organization and accounting policies.

2   Budget 2017 Update provided statutory authority to extinguish the fiscal agency loan agreement between government and the Transportation Investment Corporation in response to the decision to cancel tolls on the Port Mann bridge. As a related party transaction, the expense and the corporation’s debt reduction are eliminated on consolidation resulting in no impact to operating results.

3   Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.8    2018/19 Expense By Function

	Year-to-Date to September 30				Full Year
	2018/19			Actual	2018/19			Actual
($ millions)	Budget	Actual	Variance	2017/18[1]	Budget	Forecast	Variance	2017/18[1]
Health:
Medical Services Plan	2,368	2,354	(14)	2,274	4,959	4,959	—	4,623
Pharmacare	655	735	80	673	1,393	1,393	—	1,400
Regional services	7,442	7,263	(179)	6,958	14,468	14,551	83	13,747
Other healthcare expenses[2]	354	389	35	304	831	828	(3)	1,184
	10,819	10,742	(77)	10,209	21,651	21,731	80	20,954
Education:
Elementary and secondary	3,203	3,152	(51)	2,963	7,198	7,271	73	6,921
Post-secondary	2,995	3,033	38	2,846	6,343	6,443	100	5,966
Other education expenses[3]	162	53	(109)	112	356	355	(1)	204
	6,360	6,238	(122)	5,921	13,897	14,069	172	13,091
Social services:
Social assistance [2,3]	1,079	1,062	(17)	937	2,180	2,180	—	1,988
Child welfare [2]	810	816	6	685	1,757	1,757	—	1,507
Low income tax credit transfers	143	143	0	125	287	280	(7)	239
Community living and other services	538	531	(7)	496	1,093	1,093	—	1,003
	2,570	2,552	(18)	2,243	5,317	5,310	(7)	4,737
Protection of persons and property	809	849	40	841	1,650	1,940	290	1,903
Transportation	941	923	(18)	868	2,134	2,167	33	1,931
Natural resources and economic development	1,130	1,565	435	1,413	2,433	3,155	722	3,387
Other	751	813	62	754	1,817	1,799	(18)	1,536
Contingencies	—	—	—	1	550	550	—	17
General government	715	714	(1)	766	1,436	1,537	101	1,540
Debt servicing	1,315	1,322	7	1,301	2,739	2,640	(99)	2,623
Total expense	25,410	25,718	308	24,317	53,624	54,898	1,274	51,719

1   Restated to reflect government’s current organization and accounting policies.

2   Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

3   Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.9  2018/19 Material Assumptions — Revenue

	Budget	First	Second
Revenue Source and Assumptions	2018	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2018/19 Sensitivities
Personal income tax *	$9,836	$10,457	$11,270
Calendar year assumptions
Household income growth	4.1%	4.6%	4.6%	+/- 1 percentage point change in 2018 BC household income growth equals +/- $90 to $100 million
Compensation of employees growth	4.3%	5.2%	5.2%
Tax base growth	3.7%	3.7%	3.7%
Average tax yield	5.51%	5.46%	5.70%
Current-year tax	$9,463	$9,749	$10,106
Prior years’ tax assessments	$440	$440	$465
Unapplied taxes	$90	$100	$100
BC Tax Reduction	$-163	$-164	$-161
Non-refundable BC tax credits	$-97	$-95	$-105
Policy neutral elasticity **	1.1	1.0	1.0	+/- 0.5 change in 2018 BC policy neutral elasticity equals +/- $180 to $200 million

Fiscal year prior-year adjustment	$0	$321	$755

2017 Tax-year	2017 Assumptions
Household income growth	5.1%	5.0%	6.8%

+/- 1 percentage point change in 2017 BC household or taxable income growth equals +/- $100 to $120 million one-time effect (prior-year adjustment) and could result in an additional +/- $90 to $100 million base change in 2018/19

Tax base growth	5.4%	9.6%	8.8%
Average 2017 tax yield	5.29%	5.24%	5.47%
2017 tax	$8,749	$8,999	$9,329
2016 & prior years’ tax assessments	$430	$430	$455
Unapplied taxes	$100	$100	$100
BC Tax Reduction	$-160	$-160	$-157
Non-refundable BC tax credits	$-90	$-90	$-108
Policy neutral elasticity **	1.3	1.9	2.0

* Reflects information as at November 8, 2018 ** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).

Corporate income tax *	$4,096	$4,559	$5,401
Components of revenue (fiscal year)
Instalments — subject to general rate	$3,570	$3,936	$4,341
Instalments — subject to small business rate	$288	$309	$310
Non-refundable BC tax credits	$-112	$-123	$-109
Advance instalments	$3,746	$4,122	$4,542
International Business Activity Act refunds	$-15	$-15	$-15
Prior-year settlement payment	$365	$452	$874
Calendar year assumptions
National tax base ($ billions)	$325.6	$345.4	$360.5	+/- 1% change in the 2018 national tax base equals +/- $40 to $60 million
BC instalment share of national tax base	13.5%	13.5%	13.5%
Effective tax rates (percent-general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the BC tax base subject to small business rate	32.6%	32.6%	31.0%	+/- 1 percentage point change in the 2018 small business share equals -/+ $40 to $50 million
BC tax base growth (post federal measures)	4.6%	4.9%	3.5%
BC net operating surplus growth	5.5%	5.0%	5.0%

2017 Tax-year	2017 Assumptions			+/- 1% change in the 2017 BC tax base equals +/- $40 to $50 million in 2018/19
BC tax base growth (post federal measures)	11.0%	14.0%	18.0%
BC net operating surplus growth	11.2%	16.3%	18.7%
Gross 2017 tax	$3,736	$3,836	$4,175
Prior-year settlement payment	$365	$452	$874
Prior years’ losses/gains (included in above)	$-30	$-30	$50
Non-refundable BC tax credits	$-104	$-117	$-114

* Reflects information as at November 8, 2018

Net cash received from the federal government and cash refunds under the International Business Activity Act are used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the BC net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2018/19 instalments from the federal government reflects two-third of payments related to the 2018 tax year (paid during Apr-July 2018 and adjusted in Sept and Dec) and one-third of 2019 payments. Instalments for the 2018 (2019) tax year are based on BC’s share of the national tax base for the 2016 (2017) tax year and a forecast of the 2018 (2019) national tax base. BC’s share of the 2016 national tax base was 13.45%, based on tax assessments as of December 31, 2017. Cash adjustments for any under/over payments from the federal government in respect of 2017 will be received/paid on March 29, 2019.

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.9  2018/19 Material Assumptions — Revenue (continued)

	Budget	First	Second
	2018	Quarter	Quarter
	Estimate	Forecast	Forecast	2018/19 Sensitivities
Provincial sales tax	$7,428	$7,380	$7,365
Provincial sales tax base growth (fiscal year)	4.8%	4.5%	3.7%	+/- 1 percentage point change in the 2018 consumer expenditure growth equals up to +/- $30 million
Calendar Year nominal expenditure
Consumer expenditures on durable goods	2.6%	4.0%	4.0%
Consumer expenditures on goods and services	5.0%	5.5%	5.5%
Business investment	6.0%	6.3%	6.3%
Other	5.0%	4.6%	4.6%
Components of Provincial sales tax revenue				+/- 1 percentage point change in the 2018 business investment growth equals up to +/- $10 million
Consolidated Revenue Fund	$7,419	$7,371	$7,356
BC Transportation Financing Authority	$9	$9	$9
Fuel and carbon taxes	$2,491	$2,507	$2,474
Calendar Year
Real GDP	2.3%	2.2%	2.2%
Gasoline volumes	0.0%	0.0%	-5.3%
Diesel volumes	2.0%	2.0%	2.7%
Natural gas volumes	2.3%	2.2%	5.9%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	$35	$35	$35
Natural gas (cents/gigajoule)	173.81 ¢	173.81 ¢	173.81 ¢
Gasoline (cents/litre)	7.78 ¢	7.78 ¢	7.78 ¢
Light fuel oil (cents/litre)	8.95 ¢	8.95 ¢	8.95 ¢

Components of revenue
Consolidated Revenue Fund	$518	$548	$530
BC Transit	$19	$20	$20
BC Transportation Financing Authority	$466	$464	$464
Fuel tax revenue	$1,003	$1,032	$1,014
Carbon tax revenue	$1,488	$1,475	$1,460
Property taxes	$2,626	$2,607	$2,606
Calendar Year
Consumer Price Index	2.0%	2.7%	2.7%	+/- 1 percentage point change in 2018 new construction & inflation growth equals up to +/- $20 million in residential property taxation revenue
Housing starts (units)	31,965	39,500	39,500
Home owner grants (fiscal year)	$821	$824	$824
Components of revenue
Residential (net of home owner grants)	$938	$950	$950
Speculation tax	$90	$87	$87
Non-residential	$1,288	$1,249	$1,249	+/- 1% change in 2018 total business property assessment value equals up to +/- $15 million in non-residential property taxation revenue
Rural area	$99	$118	$118
Police	$32	$33	$33
BC Assessment Authority	$91	$93	$93
BC Transit	$88	$77	$76
Other taxes	$4,115	$3,873	$3,713
Calendar Year
Population	1.1%	1.0%	1.0%
Residential sales value	-3.1%	-25.9%	-25.9%
Real GDP	2.3%	2.2%	2.2%
Nominal GDP	4.4%	4.5%	4.5%
Components of revenue				+/- 1% change to 2018 residential sales value equals +/- $20 million in property transfer revenue, depending on property values
Property transfer	$2,235	$1,985	$1,835
Additional Property Transfer Tax (included in above)*	$234	$227	$190
Tobacco	$822	$815	$805
Insurance premium	$595	$610	$610
Employer health	$463	$463	$463

*Additional tax is 20 per cent

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.9     2018/19 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2018	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2018/19 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	$947	$1,075	$1,153
Natural gas price

+/- $0.25 change in the natural gas price equals +/- $30 to $50 million, including impacts on production volumes and royalty program credits, but excluding any changes from natural gas liquids revenue (e.g. butane, pentanes) Sensitivities can also vary significantly at different price levels +/- 1% change in natural gas volumes equals +/- $2 million in natural gas royalties +/- 1 cent change in the exchange rate equals +/- $2 million in natural gas royalties

Plant inlet, $C/gigajoule	$1.08	$0.72	$0.64
Sumas, $US/MMBtu	$2.01	$1.84	$1.68
Natural gas production volumes
Billions of cubic metres	53.8	54.8	55.5
Petajoules	2,215	2,264	2,295
Annual per cent change	11.2%	14.3%	15.8%

Oil price ($US/bbl at Cushing, OK)	$56.74	$66.78	$68.85

Auctioned land base (000 hectares)	35	33	32
Average bid price/hectare ($)	$300	$1,519	$1,551
Cash sales of Crown land tenures	$11	$51	$50
Metallurgical coal price ($US/tonne, fob West Coast)	$144	$173	$184
Copper price ($US/lb)	$2.93	$3.16	$2.97

Annual electricity volumes set by treaty	4.0	4.0	4.0	+/- US$20 change in the average metallurgical coal price equals +/- $50 to $70 million +/- 10% change in the average Mid-Columbia electricity price equals +/- $10 million
(million mega-watt hours)
Mid-Columbia electricity price	$24.18	$33.97	$37.55
($US/mega-watt hour)

Exchange rate (US¢/C$, calendar year)	78.3	77.5	77.7
Components of revenue
Bonus bid auctions:

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects ten-year deferral of cash receipts from the sale of Crown land tenures

Deferred revenue	$224	$219	$219
Current-year cash (one-tenth)	$1	$5	$5
Fees and rentals	$52	$52	$52
Total bonus bids, fees and rentals	$277	$276	$276
Natural gas royalties	$229	$209	$185
Petroleum royalties	$66	$78	$91
Columbia River Treaty electricity sales	$105	$158	$175
Oil and Gas Commission fees and levies	$59	$61	$64
Coal, metals and other minerals revenue:
Coal tenures	$8	$7	$7
Coal mineral tax	$139	$220	$289
Net metals and other minerals tax	$25	$27	$27
Recoveries related to metal mines	$23	$23	$23
Miscellaneous mining revenue	$16	$16	$16
Total coal, metals and other minerals revenue	$211	$293	$362

Royalty programs and infrastructure credits
Deep drilling	$-224	$-344	$-370
Road and pipeline infrastructure	$-40	$-35	$-40
Total	$-264	$-379	$-410
Implicit average natural gas royalty rate	9.5%	12.8%	12.4%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at October 25, 2018.

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.9     2018/19 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2018	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2018/19 Sensitivities
Forests *	$992	$1,372	$1,347
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $150 to $200 million
SPF 2x4 ($US/thousand board feet)	$403	$551	$500
Pulp ($US/tonne)	$945	$1,165	$1,188	+/- US$50 change in pulp price equals +/-$5 to $10 million
Coastal log ($Cdn/cubic metre);
Vancouver Log Market	$135	$144	$141	+/- Cdn$10 change in average log price equals +/-$20 to $30 million

Crown harvest volumes (million cubic metres)
Interior	45.4	46.4	45.2	+/- 10% change in Interior harvest volumes equals
Coast	12.6	12.6	11.8
Total	58.0	59.0	57.0	+/- $60 to $80 million
BC Timber Sales (included in above)	11.4	11.4	10.8	+/- 10% change in Coastal harvest volumes equals

Stumpage rates ($Cdn/cubic metre)				+/- $15 to $25 million
Total stumpage rates	$15.38	$21.18	$21.14	+/- 1 cent change in exchange rate equals
Components of revenue
Tenures**	$568	$925	$840	+/- $25 to $35 million in stumpage revenue
Recoveries relating to revenue sharing payments to indigenous people**	$-32	$-32	$-32
BC Timber Sales	$346	$347	$388	The above sensitivities relate to stumpage revenue only.
Logging tax	$35	$55	$75
Other CRF revenue	$21	$23	$22
Recoveries**	$54	$54	$54

* Reflects information as at October 25, 2018

** Commencing 2018/19, tenures stumpage revenue includes revenue sharing payments to indigenous people recorded as recovery.

Other natural resources	$474	$461	$459
Components of revenue
Water rental and licences*	$401	$388	$386
Recoveries	$50	$50	$50
Angling and hunting permits and licences	$10	$10	$10
Recoveries	$13	$13	$13

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	$9,694	$9,776	$9,901
Components of revenue
Fees and licences
Medical Services Plan (MSP) premiums	$1,361	$1,314	$1,340	+/- 1 percentage point change in BC’s population growth equals
Consolidated Revenue Fund	$1,297	$1,250	$1,276
MSP recoveries	$64	$64	$64	+/- $10 to $20 million in MSP premium revenue
Motor vehicle licences and permits	$570	$570	$567
Other Consolidated Revenue Fund	$438	$450	$433
Summary consolidation eliminations	$-15	$-15	$-15
Other recoveries	$112	$112	$112
Crown corporations and agencies	$128	$134	$134
Post-secondary education fees	$2,078	$2,172	$2,209
Other healthcare-related fees	$396	$417	$424
School Districts	$295	$289	$289
Investment earnings
Consolidated Revenue Fund	$131	$100	$140
Fiscal agency loans & sinking funds earnings	$924	$894	$900
Summary consolidation eliminations	$-95	$-96	$-96
Crown corporations and agencies	$25	$26	$27
SUCH sector agencies	$194	$200	$197
Sales of goods and services	$1,058	$1,082	$1,091
Miscellaneous	$2,094	$2,127	$2,149

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.9              2018/19 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2018	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2018/19 Sensitivities
Health and social transfers	$6,921	$7,097	$7,106
National Cash Transfers
Canada Health Transfer (CHT)	$38,584	$38,584	$38,584
Annual growth	3.9%	3.9%	3.9%
Canada Social Transfer (CST)	$14,161	$14,161	$14,161
BC share of national population (June 1)	13.12%	13.46%	13.47%	+/- 0.1 percentage point change in BC’s population share equals
BC health and social transfers revenue				+/- $53 million
CHT	$5,063	$5,192	$5,196
CST	$1,858	$1,905	$1,907
Prior-year adjustments	—	—	$3
Other federal contributions	$2,009	$2,024	$1,991
Components of revenue
Disaster Financial Assistance Arrangements	$20	$20	—
BC share of federal duty on cannabis	$50	$10	$10
Other Consolidated Revenue Fund	$139	$143	$143
Vote Recoveries:
Labour Market Development Agreement	$323	$323	$323
Labour Market and Skills Training Program	$105	$105	$105
Home Care	$79	$79	$79
Mental Health	$33	$33	$33
Early Childhood Development and Child Care Services	$61	$61	$61
Child Safety, Family Support, Children in Care and with special needs	$85	$85	$85
Youth Justice Services	$18	$18	$18
Public Transit	$129	$129	$129
Local government services and transfers	$100	$100	$100
Other recoveries	$103	$103	$103
Crown corporations and agencies	$211	$204	$194
Post-secondary institutions	$459	$496	$492
Other SUCH sector agencies	$94	$115	$116
Service delivery agency direct revenue	$7,001	$7,176	$7,227
School districts	$688	$704	$678
Post-secondary institutions	$3,830	$3,964	$4,010
Health authorities and hospital societies	$915	$965	$974
BC Transportation Financing Authority	$578	$552	$558
Other service delivery agencies	$990	$991	$1,007
Commercial Crown corporation net income	$2,564	$2,627	$2,412
BC Hydro	$712	$712	$712
Reservoir water inflows	100%	97%	94%	+/-1% in hydro generation = +/-$5 million
Mean gas price	2.32	2.16	2.29	+/-10% = +/-$1 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
Electricity prices	21.43	22.02	31.55	+/-10% change in electricity trade margins = +/-$2 million
(Mid-C, $US/MWh)
ICBC	$(684)	$(684)	$(890)
Vehicle growth	+2.7%	+2.7%	+1.9%	+/-1% = +/-$58 million
Current claims cost percentage change	+19.2%	+19.2%	+8.0%	+/-1% = -/+$55 million
Unpaid claims balance ($ billions)	$13.3	$13.3	$13.3	+/-1% = -/+$119 to $133 million
Investment return	3.3%	3.3%	3.8%	+/-1% return = +/-$158 to $164 million
Loss ratio	109.3%	109.3%	112.6%

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.10       2018/19 Material Assumptions — Expense

	Budget	First	Second
Ministry Programs and Assumptions	2018	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2018/19 Sensitivities
Advanced Education, Skills and Training	2,212	2,212	2,212
Student spaces in public institutions	200,752	200,752	200,752	Student enrollment may fluctuate due to a number of factors including economic changes and labour market needs.
Attorney General	583	583	583
New cases filed/processed (# for all courts)	240,000	240,000	240,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

Crown Proceeding Act (CPA)	25	25	25	The number of new cases, and the difference between estimated settlements and actual settlements.
Children and Family Development	1,793	1,793	1,793
Average children-in-care caseload (#)	6,771	6,771	6,771	A 1% change in either the caseload or average cost will affect expenditures by approximately $2 million (excluding Delegated Aboriginal Agencies).
Average annual residential cost per child in care ($)	55,600	55,600	55,600
Education	6,341	6,352	6,355
Public School Enrolment (# of FTEs)	558,506	558,506	558,506	Enrolment figures for 2018/19 are consistent with Budget 2018 and will not be updated until the start of the next school year.
School age (K–12)	535,471	535,471	535,471
Continuing Education	1,165	1,165	1,165
Distributed Learning (online)	11,900	11,900	11,900
Summer	6,865	6,865	6,865
Adults	3,105	3,105	3,105
Forests, Lands, Natural Resource Operations and Rural Development	734	1,211	1,242
BC Timber Sales	197	197	197

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	64	541	572	Fire Management fire suppression costs have ranged from a low of $47 million in 2006 to a high of $650 million in 2017.
Health	19,754	19,754	19,754
Pharmacare	1,272	1,272	1,272	A 1% change in utilization or prices affects costs by approximately $10 million.
Medical Services Plan (MSP)	4,812	4,812	4,812	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.
Regional Services	13,392	13,392	13,360

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.10       2018/19 Material Assumptions — Expense (continued)

	Budget	First	Second
Ministry Programs and Assumptions	2018	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2018/19 Sensitivities
Public Safety and Solicitor General	787	949	1,078
Policing, Victim Services and Corrections	685	685	685

Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Emergency Program Act (EPA)	15	177	306

For authorized expenditures under the EPA, including those for further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs. The projected EPA expenditures are based on the most recent quarterly forecast.

Social Development and Poverty Reduction	3,364	3,364	3,364
Temporary Assistance annual average caseload (#)	42,500	42,530	42,900

The expected to work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.

Disability Assistance annual average caseload (#)	108,900	106,200	106,100

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.

Adult Community Living:
Developmental Disabilities Programs
Average caseload (#)	19,900	19,880	19,870

The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs. The average cost per client for PSI is projected to decrease to better reflect actual costs for the mix of services being provided.

Average cost per client ($)	46,200	46,600	46,800
Personal Supports Initiative (PSI)
Average caseload (#)	1,860	1,840	1,830
Average cost per client ($)	15,400	16,800	16,600

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.10       2018/19 Material Assumptions — Expense (continued)

	Budget	First	Second
Ministry Programs and Assumptions	2018	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2018/19 Sensitivities
Tax Transfers	1,246	1,625	1,507
Individuals	515.0	515.0	539.0
Low Income Climate Action	235.0	235.0	235.0	These tax transfers are now expensed as required under generally accepted accounting principles.
Early Childhood Tax Benefit	140.0	140.0	140.0
Sales Tax	52.0	52.0	45.5
Small Business Venture Capital	30.0	30.0	25.0
BC Senior’s Home Renovation	2.0	2.0	2.0

Changes in 2017 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2018/19. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delays in filing returns and assessment of claims, duration of projects, changes in scope and timing of productions and changes in the exchange rate.

Other tax transfers to individuals	55.9	55.9	91.4
Family Bonus Program	0.1	0.1	0.1
Corporations	731.0	1,110.0	968.0
Film and Television	86.0	86.0	103.5
Production Services	488.0	867.0	673.8
Scientific Research & Experimental Development	68.0	68.0	65.8
Interactive Digital Media	56.0	56.0	46.0
Mining Exploration	15.0	15.0	10.0
Other tax transfers to corporations	18.0	18.0	68.9
2018/19 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,276	1,272	1,260
Interest rates for new provincial borrowing:				Full year impact of MoPD on interest costs of a 1% change in interest rates equals $23.2 million; $100 million increase in debt level equals $2.8 million.
Short-term	1.58%	1.65%	1.72%
Long-term	3.62%	3.32%	3.19%
CDN/US exchange rate (cents)	127.1	129.5	128.9
Service delivery agency net spending	6,460	6,621	6,708
School districts	360	419	419
Post-secondary institutions	3,381	3,492	3,504
Health authorities and hospital societies	571	590	610
BC Transportation Financing Authority	1,293	1,246	1,258
Other service delivery agencies	855	874	917

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.11             2018/19 Full-Time Equivalents (FTEs) 1

	2018/19
	Budget			Actual
FTEs	2018	Forecast	Variance	2017/18
Ministries and special offices (consolidated revenue fund)	29,400	29,900	500	29,291
Service delivery agencies [2]	5,033	5,065	32	5,076
Total FTEs	34,433	34,965	532	34,367

1     Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2     Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table 1.12             2018/19 Capital Spending

	Year-to-Date to September 30				Full Year
	2018/19			Actual	2018/19			Actual
($ millions)	Budget	Actual	Variance	2017/18	Budget	Forecast	Variance	2017/18
Taxpayer-supported
Education
School districts	258	314	56	268	557	557	—	578
Post-secondary institutions	283	422	139	304	902	983	81	968
Health	439	266	(173)	353	1,107	1,310	203	890
BC Transportation Financing Authority [1]	773	475	(298)	404	1,371	1,135	(236)	717
BC Transit	63	42	(21)	46	158	122	(36)	115
Government ministries	105	104	(1)	82	549	522	(27)	430
Housing [2]	178	156	(22)	67	450	476	26	169
Other [3]	29	18	(11)	15	80	72	(8)	41
Total taxpayer-supported	2,129	1,797	(332)	1,539	5,174	5,177	3	3,908

Self-supported
BC Hydro	2,562	2,524	(38)	1,135	3,744	3,717	(27)	2,473
Columbia River power projects [4]	1	1	—	1	5	5	—	1
Transportation Investment Corporation [5]	—	—	—	3	—	—	—	4
BC Railway Company	14	14	—	1	42	42	—	11
ICBC	24	21	(3)	25	105	105	—	54
BC Lottery Corporation	51	21	(30)	28	105	90	(15)	82
Liquor Distribution Branch	31	23	(8)	15	60	102	42	48
Other[6]	—	—	—	—	—	—	—	56
Total self-supported	2,683	2,604	(79)	1,208	4,061	4,061	—	2,729
Total capital spending	4,812	4,401	(411)	2,747	9,235	9,238	3	6,637

1     Includes Transportation Investment Plan and Transportation Investment Corporation, which is a subsidiary of BCTFA effective April 1, 2018.

2     Includes BC Housing Management Commission and Provincial Rental Housing Corporation.

3     Includes BC Pavilion Corporation and other service delivery agencies.

4     Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

5     Transportation Investment Corporation’s capital spending to August 31, 2017 is classified as self-supported.

6     Includes post-secondary institutions’ self-supported subsidiaries.

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2018/19 First Quarterly Report released on September 7, 2018.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2018	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Taxpayer-supported
School districts
Kitsilano Secondary	2018	62	3	65	61	—	—	4
Salish Secondary	2018	54	1	55	45	—	—	10
Centennial Secondary	2019	57	4	61	61	—	—	—
Willoughby Slope Secondary	2019	26	33	59	38	—	—	21
Argyle Secondary	2020	3	59	62	50	—	—	12
Grandview Heights Secondary	2020	2	59	61	46	—	—	15
Handsworth Secondary	2021	—	62	62	62	—	—	—
New Westminster Secondary	2021	20	87	107	107	—	—	—
Burnaby North Secondary	2022	—	79	79	79	—	—	—
Eric Hamber Secondary	2022	—	79	79	79	—	—	—
South Side Area Elementary	2023	—	54	54	49	—	—	5
Seismic mitigation program	2030	288	1,012	1,300	1,300	—	—	—
Total school districts		512	1,532	2,044	1,977	—	—	67
Post-secondary institutions
University of British Columbia – Undergraduate Life Science Teaching Laboratories Redevelopment	2019	69	19	88	12	—	32	44
Simon Fraser University – Energy Systems Engineering Building [3]	2019	99	27	126	45	—	45	36
British Columbia Institute of Technology – Health Sciences Centre for Advanced Simulation	2021	—	78	78	66	—	—	12
Total post secondary institutions		168	124	292	123	—	77	92
Health facilities
Queen Charlotte/Haida Gwaii Hospital [2]	2016	48	2	50	31	—	—	19
Surrey Emergency/Critical Care Tower
– Direct procurement	2018	164	30	194	174	—	—	20
– P3 contract	2014	318	—	318	139	179	—	—
Royal Inland Hospital Clinical Services Building [2]	2016	60	3	63	38	—	—	25
Royal Inland Hospital Patient Care Tower	2024	4	413	417	202	—	—	215
Vancouver General Hospital - Jim Pattison Pavilion Operating Rooms	2021	6	96	102	35	—	—	67
North Island Hospitals [2]
– Direct procurement	2017	106	20	126	73	—	—	53
– P3 contract	2017	480	—	480	60	232	—	188
Interior Heart and Surgical Centre
– Direct procurement	2018	168	80	248	213	—	—	35
– P3 contract	2015	133	—	133	4	79	—	50
Vancouver General Hospital – Joseph and Rosalie Segal Family Health Centre [2]	2017	73	9	82	57	—	—	25
Children’s and Women’s Hospital
– Direct procurement	2019	214	93	307	177	—	—	130
– P3 contract	2018	368	1	369	168	187	—	14
Penticton Regional Hospital – Patient Care Tower
– Direct procurement	2021	74	6	80	22	—	—	58
– P3 contract	2019	162	70	232	—	139	—	93
Royal Columbian Hospital – Phase 1	2019	103	156	259	250	—	—	9
Royal Columbian Hospital – Phases 2 & 3	2026	7	1,093	1,100	1,037	—	—	63
Peace Arch Hospital Renewal	2021	2	82	84	8	—	—	76
Centre for Mental Health and Addictions	2020	17	84	101	101	—	—	—
Dogwood Complex Residential Care	2021	—	51	51	—	—	—	51
Lions Gate Hospital - New Acute Care Facility	2023	—	166	166	—	—	—	166
Clinical and systems transformation[4]	2023	280	200	480	480	—	—	—
iHealth Project – Vancouver Island Health Authority [4]	2020	89	11	100	—	—	—	100
Total health facilities		2,876	2,666	5,542	3,269	816	—	1,457

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2018/19 First Quarterly Report released on September 7, 2018.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2018	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Transportation
Highway 97 widening from Highway 33 to Edwards Road	2018	63	4	67	49	—	18	—
Highway 1 — Admirals Road/McKenzie Avenue Interchange	2019	60	25	85	52	—	33	—
Highway 1 widening and 216th Street Interchange	2019	28	31	59	23	—	22	14
Highway 7 Corridor Improvements	2019	23	47	70	48	—	22	—
Highway 91 Alex Fraser Bridge Capacity Improvements	2019	36	34	70	36	—	34	—
Highway 99 10-Mile Slide	2020	10	50	60	60	—	—	—
Highway 1 Lower Lynn Corridor Improvements	2021	92	106	198	77	—	66	55
Highway 1 Illecillewaet 4-laning	2022	3	60	63	47	—	16	—
Highway 1 Hoffman’s Bluff to Jade Mountain	2023	18	181	199	144	—	55	—
Highway 91 to Highway 17 and Deltaport Way Corridor Improvements	2023	19	226	245	80		82	83
Highway 1 Salmon Arm West	2023	28	135	163	115	—	48	—
Pattullo Bridge Replacement [5]	2023	10	1,367	1,377	1,377	—	—	—
Highway 1 Kicking Horse Canyon Phase 4	2024	14	436	450	235	—	215	—
Broadway Subway	2025	9	2,818	2,827	1,830	—	897	100
Total transportation		413	5,520	5,933	4,173	—	1,508	252
Other taxpayer-supported
Abbotsford courthouse
– Direct procurement	2021	5	13	18	18	—	—	—
– P3 contract	2021	9	125	134	48	80	—	6
Natural Resource Permitting Project [6]	2018	78	—	78	78	—		—
Maples Adolescent Treatment Centre and Provincial Assessment Centre	2019	58	17	75	75	—	—	—
Total other		150	155	305	219	80	—	6
Total taxpayer-supported		4,119	9,997	14,116	9,761	896	1,585	1,874

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.13             Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2018/19 First Quarterly Report released on September 7, 2018.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2018	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Power generation and transmission
BC Hydro
– Northwest transmission line [2]	2014	699	—	699	312	—	130	257
– G.M. Shrum units 1 to 5 turbine replacement [2]	2015	181	1	182	182	—	—	—
– Hugh Keenleyside spillway gate reliability upgrade [2]	2015	113	2	115	115	—	—	—
– Upper Columbia capacity additions at Mica units 5 and 6 project [2]	2015	599	6	605	605	—	—	—
– Dawson Creek/Chetwynd area transmission [2]	2015	293	3	296	296	—	—	—
– Surrey area substation project [2]	2016	80	14	94	94	—	—	—
– Big Bend substation [2]	2017	68	4	72	72	—	—	—
– Ruskin Dam safety and powerhouse upgrade [2]	2018	615	133	748	748	—	—	—
– Waneta 2/3 interest acquisition [2,7]	2018	1,220	1	1,221	1,221
– Horne Payne substation upgrade project	2018	60	33	93	93	—	—	—
– Kamloops substation	2018	48	8	56	56	—	—	—
– W.A.C. Bennett Dam riprap upgrade project [2,8]	2018	117	2	119	119	—	—	—
– John Hart generating station replacement	2019	941	152	1,093	1,093	—	—	—
– Cheakamus unit 1 and 2 generator replacement	2019	49	25	74	74	—	—	—
– South Fraser transmission relocation project [4,9]	TBD	29	47	76	76	—	—	—
– Bridge River 2 units 5 and 6 upgrade project	2019	48	38	86	86	—	—	—
– Downtown Vancouver Electricity Supply: West End strategic property purchase	2020	66	15	81	81	—	—	—
– Fort St. John and Taylor Electric Supply	2020	24	29	53	53	—	—	—
– UBC load increase stage 2 project	2021	9	46	55	55	—	—	—
– Peace Region Electricity Supply project	2021	37	248	285	285	—	—	—
– Mica replace units 1-4 transformers project	2022	4	78	82	82	—	—	—
– G.M. Shrum G1-G10 control system upgrade	2022	29	46	75	75	—	—	—
– Site C project	2024	2,899	7,801	10,700	10,700	—	—	—
Columbia River power projects
– Waneta Dam power expansion [2,10]	2018	331	4	335	335	—	—	—
Total power generation and transmission		8,559	8,736	17,295	16,908	—	130	257
Other self-supported
Liquor Distribution Branch Warehouse	2019	41	14	55	55	—	—	—
Total other		41	14	55	55	—	—	—

Total self-supported		8,600	8,750	17,350	16,963	—	130	257
Total $50 million projects		12,719	18,747	31,466	26,724	896	1,715	2,131

1        Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

2        Assets have been put into service and only trailing costs remain.

3        Simon Fraser University and private donors will contribute $26 million toward the project, and the university is also contributing land valued at $10 million.

4        The project and estimated budget are currently under review.

5        Forecasted amount reflects total expenditures including capitalized and expensed items. This amount may change once contracts are finalized.

6        Reflects approved capital costs to date, subject to change if future scope components are approved by government.

7        Waneta 2/3 interest acquisition (previously Waneta Dam and Generating Station) total authorized cost of $1,253 million was reduced to the total project forecast amount of $1,221 million.

8        W.A.C. Bennett Dam riprap upgrade project total authorized cost of $170 million was reduced to the total project forecast amount of $119 million.

9        The project and estimated budget are currently under review. As of September 6, 2017, construction work on the South Fraser transmission relocation project has been suspended, pending a government review of the George Massey Tunnel Replacement project.

10   Reflects the combined shares of Columbia Power Corporation (32.5 per cent) and Columbia Basin Trust (16.5 per cent) in their partnership with Fortis Inc. for the development of an electricity generating expansion facility at the Waneta Dam south of Trail.

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.14  2018/19 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2018/19				2018/19
				Actual				Actual
($ millions)	Budget	Actual	Variance	2017/18	Budget	Forecast	Variance	2017/18
Taxpayer-supported debt
Provincial government operating	—	—	—	1,450	—	—	—	1,156
Other taxpayer-supported debt (mainly capital)
Education [2]
Post-secondary institutions [3]	5,458	5,155	(303)	5,048	5,577	5,088	(489)	5,328
School districts	9,057	8,478	(579)	8,575	9,005	8,440	(565)	8,908
	14,515	13,633	(882)	13,623	14,582	13,528	(1,054)	14,236
Health [2,4]	8,223	7,639	(584)	7,657	8,184	7,471	(713)	7,903
Highways and public transit
BC Transit	105	78	(27)	88	120	120	—	84
BC Transportation Financing Authority [5]	11,300	10,823	(477)	10,173	11,982	11,496	(486)	10,388
Port Mann Bridge	3,505	3,509	4	3,505	3,505	3,508	3	3,508
Public transit	1,000	1,001	1	1,000	1,000	1,000	—	1,000
SkyTrain extension	1,174	1,174	—	1,174	1,174	1,174	—	1,174
	17,084	16,585	(499)	15,940	17,781	17,298	(483)	16,154
Other
BC Immigrant Investment Fund	109	100	(9)	190	61	67	6	161
BC Pavilion Corporation	390	372	(18)	375	395	383	(12)	374
Provincial government general capital	2,897	2,822	(75)	2,370	3,125	2,809	(316)	2,718
Social housing [6]	958	855	(103)	695	1,043	849	(194)	878
Other [7]	27	26	(1)	27	27	26	(1)	27
	4,381	4,175	(206)	3,657	4,651	4,134	(517)	4,158
Total other taxpayer-supported	44,203	42,032	(2,171)	40,877	45,198	42,431	(2,767)	42,451
Total taxpayer-supported debt	44,203	42,032	(2,171)	42,327	45,198	42,431	(2,767)	43,607
Self-supported debt
Commercial Crown corporations
BC Hydro	21,312	22,010	698	19,969	22,541	21,949	(592)	19,990
BC Lotteries	158	105	(53)	125	170	155	(15)	155
Columbia Power Corporation	291	281	(10)	286	286	281	(5)	286
Columbia River power projects [8]	433	426	(7)	440	417	418	1	433
Post-secondary institutions’ subsidiaries	340	417	77	340	340	417	77	418
Other	56	29	(27)	32	70	71	1	30
Total self-supported debt	22,590	23,268	678	21,192	23,824	23,291	(533)	21,312
Forecast allowance	—	—	—	—	350	950	600	—
Total provincial debt	66,793	65,300	(1,493)	63,519	69,372	66,672	(2,700)	64,919

1     Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2     Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

3     Post-secondary institutions’ debt includes public-private partnership obligations of $58 million for the six months ended September 30, 2017 and $59 million for the six months ended September 30, 2018.

4     Health facilities’ debt includes public-private partnership obligations of $1,605 million for the six months ended September 30, 2017 and $1,659 million for the six months ended September 30, 2018.

5     BC Transportation Financing Authority debt includes public-private partnership obligations of $803 million for the six months ended September 30, 2017 and $769 million for the six months ended September 30, 2018.

6     Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. Social housing debt includes public-private partnership obligations of $82 million for the six months ended September 30, 2017 and $78 million for the six months ended September 30, 2018.

7     Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

8     Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2018/19

Updated Financial Forecast

Table 1.15  2018/19 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2018	2018	2019
Financial assets
Cash and temporary investments	3,440	3,609	2,386
Other financial assets	11,650	11,880	12,453
Sinking funds	1,348	1,292	724
Investments in commercial Crown corporations:
Retained earnings	6,128	5,777	6,220
Recoverable capital loans	20,534	22,501	22,425
	26,662	28,278	28,645
	43,100	45,059	44,208
Liabilities
Accounts payable and accrued liabilities	9,670	8,815	10,103
Deferred revenue	9,928	11,544	10,466
Debt:
Taxpayer-supported debt	43,607	42,032	42,431
Self-supported debt	21,312	23,268	23,291
Forecast allowance	—	—	950
Total provincial debt	64,919	65,300	66,672
Add: debt offset by sinking funds	1,348	1,292	724
Less: guarantees and non-guaranteed debt	(896)	(887)	(873)
Financial statement debt	65,371	65,705	66,523
	84,969	86,064	87,092
Net liabilities	(41,869)	(41,005)	(42,884)
Capital and other non-financial assets
Tangible capital assets	45,837	46,514	48,622
Other non-financial assets	2,778	2,771	2,556
	48,615	49,285	51,178
Accumulated surplus	6,746	8,280	8,294

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2018	2019

(Surplus) deficit for the period	(1,397)	(1,350)
Comprehensive income (increase) decrease	(137)	(198)
(Increase) decrease in accumulated surplus	(1,534)	(1,548)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,797	5,177
Less: amortization and other accounting changes	(1,120)	(2,392)
Change in net capital assets	677	2,785
Increase (decrease) in other non-financial assets	(7)	(222)
	670	2,563
Increase (decrease) in net liabilities	(864)	1,015
Investment and working capital changes:
Increase (decrease) in cash and temporary investments	169	(1,054)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(351)	92
Self-supported capital investments	2,604	4,061
Less: loan repayments and other accounting changes	(637)	(2,170)
	1,616	1,983
Other working capital changes	(587)	(792)
	1,198	137
Increase (decrease) in financial statement debt	334	1,152
(Increase) decrease in sinking fund debt	56	624
Increase (decrease) in guarantees and non-guaranteed debt	(9)	(23)
Increase (decrease) in total provincial debt	381	1,753

Second Quarterly Report 2018/19

PART TWO — ECONOMIC REVIEW AND OUTLOOK [1]

2018/19 Second Quarterly Report	November 26, 2018

Summary

In the First Quarterly Report, the Ministry of Finance (Ministry) forecast British Columbia’s economy to grow by 2.2 per cent in 2018 and 1.8 per cent in 2019. The private sector outlook for 2018 has softened marginally and the outlook for 2019 has strengthened since that time. The Ministry’s forecast for BC remains prudent in both years compared to the current private sector outlook.

Risks to BC’s economic outlook are weighted on the downside and include uncertainty regarding global trade policy, as well as ongoing economic challenges in Asia and the euro zone. There are additional risks related to monetary policy tightening and the volatility associated with commodity prices and the exchange rate outlook.

British Columbia Outlook — Comparison to Private Sector Forecasts

Private sector projections for BC’s near-term economic growth have generally improved over the last few months. At the time of the First Quarterly Report, an average of six private sector forecasters (a subset of the Economic Forecast Council) anticipated that BC’s real GDP would expand by 2.4 per cent in 2018 and 2.0 per cent in 2019. Since that time, there have been developments regarding the United States-Mexico-Canada Agreement and the LNG Canada project. As of November 9, 2018, the private sector average forecast was 2.3 per cent for 2018 and 2.4 per cent for 2019. As such, BC is expected to rank third among provinces for real GDP growth in 2018, and first in 2019. The Ministry’s forecast from the First Quarterly Report for BC economic growth of 2.2 per cent in 2018 and 1.8 per cent in 2019 remains prudent compared to the current average private sector outlook.

Chart 2.1 Ministry’s Outlook for BC Prudent Compared to Private Sector

1 Reflects information available as of November 9, 2018, unless otherwise indicated.

Second Quarterly Report 2018/19

Economic Review and Outlook

British Columbia Economic Activity

Most indicators of BC’s economic performance in 2018 show positive growth in domestic activity relative to the levels seen in the same period of 2017 (as illustrated in Table 2.1).

Table 2.1           British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2018	Jul. to Sep. 2018	Jan. to Sep. 2018
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2018	Apr. to Jun. 2018	Jan. to Sep. 2017
	Per cent change	Per cent change	Per cent change
Employment	-0.5	+0.8	+0.8
Manufacturing shipments[1]	+5.4	+0.9	+9.7
Exports	+5.4	+0.4	+7.4
Retail sales[1]	+1.5	-1.4	+3.3
Housing starts	-4.8	-3.0	+0.0
Non-residential building permits	-23.0	+56.5	+17.8

1 Data to August

Labour Market

Labour market activity in BC has eased somewhat from the very strong growth observed in recent years, partially reflecting constraints to labour supply. Overall, employment increased by 0.9 per cent (or around 22,600 net new jobs) year-to-date to October 2018, compared to the same period last year, as job gains were observed primarily in the public sector and among the self-employed. Meanwhile, a year-to-date gain of around 25,200 full-time jobs offset a loss of around 2,700 part-time jobs. Total employment in BC is currently close to an all-time high.

Chart 2.2 BC Employment

Second Quarterly Report 2018/19

Economic Review and Outlook

So far this year, notable employment gains were observed in the health care and social assistance sector (+22,900 jobs), the construction industry (+10,800 jobs) and the professional, scientific and technical services sector (+10,400 jobs). Meanwhile, the largest declines occurred in the information, culture and recreation sector (-9,900 jobs), the transportation and warehousing sector (-5,900 jobs) and the finance, insurance, real estate, rental and leasing sector (-5,100 jobs), compared to the January to October period of 2017.

BC’s monthly unemployment rate continues to trend below the national average and has ranked the lowest among provinces since August 2017. Year-to-date to October 2018, BC’s unemployment rate averaged 4.8 per cent, which is 0.4 percentage points below its average during the same period last year. This decline largely reflects constrained labour supply in the province this year. The size of BC’s labour force grew by just 0.5 per cent on a year-to-date basis, following strong gains from mid-2015 to mid-2017. The slow growth of BC’s labour force is contributing to hiring challenges, as BC’s job vacancy rate has consistently been one of the highest among provinces since the second quarter of 2015. Tight labour market conditions are supporting an acceleration of wage growth so far this year in BC, following two years of tepid growth.

Consumer Spending and Housing

BC retail sales rose 3.3 per cent during the first eight months of 2018 compared to the same period of 2017, building on the strong growth observed in recent years, albeit at a more gradual pace. Stable consumer demand and relatively low interest rates continued to support broad-based gains across sectors, led by year-to-date increases in sales at clothing and clothing accessories stores (+10.0 per cent), building material and garden equipment and supplies dealers (+7.9 per cent) and gasoline stations (+6.1 per cent). Among other factors, retail sales have been supported by an uptick in wage growth and improved consumer confidence. Consumer confidence in BC continues to trend above the national average, registering at 128.7 on average over the first nine months of 2018, up 4.1 points compared to the same period last year.

Chart 2.3 BC Retail Sales

Second Quarterly Report 2018/19

Economic Review and Outlook

BC home building activity increased significantly over the past two years, supported by strong underlying fundamentals, as builders responded to the tight supply of housing stock. Notably in 2017, new home construction in the province reached its highest annual level on record dating back to 1955. On a year-to-date basis, the level of BC housing starts averaged 39,888 annualized units (well above the historical average), down 5.8 per cent compared to the elevated levels observed during the January to October period of 2017. Multiple-unit housing starts grew on a year-to-date basis, while single-unit housing starts decreased. The value of residential building permits, a leading indicator of new home construction, rose 16.6 per cent year-to-date to September 2018 due to strength in the multiple-unit segment of the market, while permits in the single-unit segment declined compared to the first nine months of 2017.

In comparison, the value of non-residential building permits increased by 17.8 per cent year-to-date to September compared to the same period in 2017. Permits issued for commercial (+32.1 per cent) and industrial (+10.5 per cent) buildings advanced year-to-date, while institutional and government permits (-9.0 per cent) declined relative to the same period last year.

Chart 2.4 BC Housing Starts

Following an extended period of elevated activity, BC’s home sales market is moderating in line with historical levels. Most regions across the province continue to trend toward balanced conditions, evidenced by stabilizing sales-to-active listings ratios. Several factors are contributing to this transition, including the implementation of provincial and federal policy measures alongside gradually increasing interest rates.

The number of BC home sales decreased in the first six months of 2018, starting with a 12.9 per cent decline in January and a 13.4 per cent decline in February. While the downward trend in home sales continued through the first half of this year, the rate of decline has eased and reversed slightly in recent months as housing markets across the province adjust to the various policy measures. Overall, year-to-date to September 2018, BC home sales declined across the province by 21.3 per cent compared to the same period of 2017.

Second Quarterly Report 2018/19

Economic Review and Outlook

Chart 2.5 BC Home Sales and Price

Tight inventory conditions continue to support home prices across most regions in the province. As such, the average home price in BC increased by 2.6 per cent year-to-date to September 2018 compared to the same period of 2017. There has been modest price growth year-to-date to September 2018, but recent data has shown signs of price declines for single family detached homes, townhomes and apartments in several markets, including Greater Vancouver and the Fraser Valley.

External Trade and Commodity Markets

Since mid-2016, BC exports have demonstrated resiliency despite ongoing global uncertainty and trade tensions, highlighting the province’s diverse range of exportable goods and expansive base of trading partners. Year-to-date to September 2018, the value of BC merchandise exports increased 7.4 per cent compared to the same period of 2017. Year-to-date gains were relatively broad-based, with notable advances in forestry products and building and packaging materials (+10.3 per cent) and metal and non-metallic mineral products (+14.5 per cent) compared to the January to September period of 2017. Meanwhile, energy exports fell 1.1 per cent, primarily due to weaker exports of natural gas (-19.0 per cent). The value of softwood lumber exports increased 3.5 per cent year-to-date to September, despite a recent steep decline in lumber prices.

Merchandise exports to non-US destinations grew by 10.7 per cent on a year-to-date basis and accounted for about half (50.1 per cent) of BC’s total goods exports. Total goods exports to the US increased by 4.2 per cent compared to the first nine months of 2017.

BC’s manufacturing shipments have been a source of strength so far this year, advancing by 9.7 per cent year-to-date to August 2018 compared to the same period of 2017. Gains were observed across most segments, with notable increases in the shipments of wood products (+10.0 per cent), paper (+25.1 per cent) and fabricated metal products (+42.4 per cent).

So far in 2018, steady global demand has supported overall increases in commodity prices with the exception of natural gas, silver and more recently lumber. The price of Western spruce-pine-fir (SPF) 2X4 lumber has decreased from the elevated price levels

Second Quarterly Report 2018/19

Economic Review and Outlook

Chart 2.6 BC Exports

seen in the first half of 2018, declining from a high of $642 US/000 board feet in June to $358 US/000 board feet in October due to increases in supply and transportation capacity, as well as a moderation in US demand. Despite the steep decline, lumber prices have averaged $527 US/000 board feet during the January to October period of 2018, up 33.9 per cent from the same period of last year. The price of pulp averaged $1,178 US/tonne during the first ten months of 2018, an increase of 34.2 per cent compared to the same period of 2017.

The West Texas Intermediate (WTI) crude oil price has gradually increased since February 2016, supported by robust global demand alongside some supply constraints. So far this year, the WTI daily oil price averaged $67.35 US/barrel, up 36.0 per cent compared to the January to October period of 2017. In contrast, the plant inlet price of natural gas has continued to fall, weakened by a combination of oversupply and tepid demand. Plant inlet prices averaged just $0.64 C/GJ year-to-date to September 2018, down 49.0 per cent from the same period of 2017. After falling to near-record lows in mid-2018, the price of natural gas has increased to around $0.56 C/GJ at the end of the third quarter of 2018.

Metal prices have generally continued to strengthen, consistent with the broader upward trend in commodity prices. During the first ten months of 2018, prices for copper, zinc and molybdenum all increased compared to the same period of 2017, while the price of silver and lead declined. Over the same period, the price of metallurgical coal increased by 6.0 per cent.

Demographics

BC’s population on July 1, 2018 was 4.99 million people, up 1.4 per cent from the same date in 2017. On a net basis, during the January to June period of 2018, the province welcomed 35,570 new immigrants, an increase of 5.7 per cent compared to the same period of 2017. Over 80 per cent of these new migrants relocated to BC from other countries. Net interprovincial migration decreased 47.5 per cent in the first half of 2018 compared to the first half of 2017. However, BC’s net interprovincial migration picked up in the second quarter of 2018, following three consecutive quarters of tepid interprovincial migration.

Second Quarterly Report 2018/19

Economic Review and Outlook

Inflation

Since September 2015, the rate of inflation in BC has been above the national average, reflecting broad-based increases in consumer prices across segments. BC’s inflation rate was 2.5 per cent in September 2018 and has registered 2.5 per cent or higher in eight of nine months in 2018. Year-to-date to September 2018, consumer prices rose 2.7 per cent compared to the same period of 2017, boosted by notable increases in prices for energy (particularly gasoline), internet access services, and alcoholic beverages and tobacco products.

Chart 2.7 BC Inflation

Risks to the Economic Outlook

The main downside risks to BC’s current economic outlook include the following:

•        uncertainty regarding global trade policy, including tariffs and the softwood lumber dispute;

•        potential for further monetary policy tightening to increase the cost of borrowing and dampen economic momentum;

•        potential for a slowdown in domestic economic activity;

•        potential for slower global economic activity, particularly in Asia, resulting in weaker demand for BC’s commodity exports;

•        the risk of disruption to Europe’s economic growth as it faces the challenges of the UK exiting the European Union and elevated sovereign debt; and

•        exchange rate and commodity price volatility.

Second Quarterly Report 2018/19

Economic Review and Outlook

External Outlook

United States

The US experienced strong economic growth of 4.2 per cent annualized in the April to June quarter of 2018, likely reflecting a temporary boost from substantial fiscal stimulus, as well as an increase in exports in advance of the implementation of tariffs in July 2018. Advance (i.e. first) estimates indicate that US economic growth slowed to 3.5 per cent in the third quarter of 2018. Growth in the July to September quarter reflects increased consumer spending and inventories. However, declines in residential investment, net exports and a slowdown in non-residential investment softened economic growth compared to the second quarter of 2018. Year-to-date through the first three quarters of 2018, US real GDP is 2.8 per cent higher than it was during the same period of 2017.

Chart 2.8 US Economic Growth

The US economy has added jobs every month for eight consecutive years, and in the first ten months of 2018, US employment increased, on average, by around 213,000 jobs each month. Year-to-date to October 2018, US employment rose 1.6 per cent compared to the same period of 2017. The US unemployment rate has trended downward since October 2009 and is currently near levels not observed since the late 1960s. The US unemployment rate averaged 3.9 per cent year-to-date to October, down 0.5 percentage points compared to the first ten months of last year.

US housing construction continued to increase through the first nine months of 2018, despite some moderation in recent months. Overall, US housing starts averaged 1.27 million annualized units year-to-date to September 2018 and are up 6.2 per cent compared to the same period of 2017. On a year-to-date basis, residential building permits rose 3.5 per cent compared to the January to September period of 2017. Home sales activity has been mixed so far this year as new home sales advanced by 3.4 per cent year-to-date, despite declines in five of the last six months, while existing home sales declined by 2.2 per cent compared to the first nine months of 2017. New home prices increased 1.7 per cent year-to-date to September 2018, while existing home prices are up 5.0 per cent compared to the first nine months of 2017.

Second Quarterly Report 2018/19

Economic Review and Outlook

Chart 2.9 US Housing Starts

US retail sales increased by 5.4 per cent year-to-date to September 2018 compared to the same period last year. Meanwhile, a strong economy and robust job growth have pushed US consumer confidence to 137.9 in October 2018, its highest reading since September 2000. The Conference Board’s index of consumer confidence averaged 129.9 year-to-date to October 2018, improving upon last year’s average of 119.4 during the first ten months of 2017.

The October Consensus survey projects US economic growth of 2.9 per cent in 2018 and 2.6 per cent in 2019, unchanged from the August Consensus survey, which was cited in the First Quarterly Report.

Chart 2.10 Consensus Outlook for the US in 2018

Second Quarterly Report 2018/19

Economic Review and Outlook

Canada

After losing momentum since mid-2017, Canadian real GDP growth accelerated to an annualized 2.9 per cent in the April to June period of 2018 following 1.4 per cent annualized growth in the first quarter of 2018. The primary driver of the second quarter expansion was a strong gain in export volumes, the largest since the second quarter of 2014, with energy products leading export growth. The pace of household consumption growth slowed through most of 2017 and into the first quarter of 2018 alongside rising interest rates and a moderation in the housing sector. Business investment and exports are expected to experience some support after the announcement of the United States-Mexico-Canada Agreement. On a year-to-date basis through the first two quarters of 2018, the Canadian economy grew 2.1 per cent compared to the same period of last year.

Chart 2.11 Canadian Economic Growth

In general, domestic economic activity has been moderate this year. Employment increased by 1.3 per cent year-to-date to October 2018 alongside a persistently low unemployment rate, which averaged 5.9 per cent during the first ten months of this year. So far this year, Canadian housing starts have averaged about 212,700 annualized units to October, down 2.3 per cent compared to the first ten months of last year after seeing declines in six of the last eight months. National home sales fell by 10.5 per cent year-to-date to September 2018, following the implementation of provincial and federal policy measures alongside gradually increasing interest rates. Meanwhile, the average Canadian home price was $485,763 year-to-date to September 2018, a decline of 3.6 per cent compared to the same period of 2017. National retail sales increased by 3.3 per cent year-to-date to August 2018, slower than the pace observed over the past two years.

The value of Canadian merchandise exports increased 7.7 per cent year-to-date to September 2018. Notable year-to-date growth in exports was observed among energy products (+20.3 per cent) and forestry products and building and packaging materials (+11.3 per cent), which worked to offset year-to-date declines in motor vehicles and parts (-4.7 per cent). Meanwhile, shipments of Canadian manufactured goods advanced 6.0 per cent year-to-date to August 2018, led by notable gains in shipments of petroleum and coal products (+19.5 per cent), fabricated metal products (+12.3 per cent) and primary metal products (+8.6 per cent) compared to the same period of 2017.

Second Quarterly Report 2018/19

Economic Review and Outlook

Chart 2.12 Consensus Outlook for Canada in 2018

The Consensus outlook for the Canadian economy in 2018 has been relatively steady since January 2018. As of October 2018, the Consensus forecast for Canadian real GDP growth for 2018 remains unchanged from the August Consensus at 2.1 per cent, while the forecast for 2019 has increased 0.1 percentage point to 2.0 per cent.

Asia

After growing by 6.9 per cent in 2018, China’s economy has eased to 6.7 per cent growth in the first three quarters of 2018 compared to the same period in 2017. Fixed investment has been slowing since early 2013, reflecting the economy’s transition away from investment and toward consumer spending. However, in July 2018 policy makers announced a range of fiscal policy measures to address signs of slower economic growth and the risks associated with escalating trade tensions. In addition, the People’s Bank of China released over 500 billion yuan ($74 billion US) into the financial system, targeted to alleviate some funding pressures on the private sector. In late September 2018, the Chinese government commented on the ongoing trade dispute with the US, emphasizing the mutual benefits of trade and economic relations between the two countries.

Japan’s economy rebounded from a contraction in the first quarter of 2018 and expanded at an annualized pace of 3.0 per cent in the April to June quarter of 2018. Advances in private consumption supported the quarterly improvement, along with stronger growth in business investment. Meanwhile, export growth was outpaced by a rise in imports, weighing on real GDP growth. Escalating trade tensions with the US are a continued risk for the Japanese export sector. On the upside, Japan signed an agreement with the European Union in July 2018 to cut trade barriers. Furthermore, monetary policy in Japan remains highly accommodative in recognition of persistently low inflation, weak historical growth and ongoing risks to the economic outlook.

Second Quarterly Report 2018/19

Economic Review and Outlook

From August to October, the Consensus forecast for China’s real GDP growth remained unchanged for both 2018 and 2019 at 6.6 per cent and 6.3 per cent, respectively. Over the same period, the Consensus forecast for economic growth in Japan remained unchanged at 1.1 per cent this year and 1.2 per cent in the following year.

Europe

After experiencing stable, broad-based growth in the first two quarters of 2018, albeit at a slower pace than in 2017, euro zone real GDP growth slowed to an annualized 0.6 per cent in the third quarter of 2018. Concerns over global tariffs continues to weigh on business sentiment, which has softened since the beginning of this year. Additional economic headwind is caused by increasing oil prices, ongoing fiscal spending concerns, and dampened consumer confidence as the UK negotiates its exit from the European Union. Meanwhile, employment continued to strengthen in most euro zone countries, with increases across most industries.

Monetary policy in the euro zone remains highly accommodative. At its most recent meeting in October the European Central Bank left its key interest rates unchanged and reiterated that monetary policy stimulus is still needed to support domestic prices. Such support is expected to continue by way of net asset purchases under the asset purchase program until the end of 2018.

In its October publication, the Consensus forecast for real GDP growth in the euro zone was 2.0 per cent in 2018 and 1.8 per cent in 2019, down 0.1 percentage point in 2018 and unchanged in 2019 compared to the August publication.

Financial Markets

Interest Rates

On October 24, 2018, the Bank of Canada raised its target for the overnight interest rate to 1.75 per cent, noting that Canada’s economy continues to operate close to its capacity and the composition of growth is more balanced. The overnight target rate has increased five times starting in July 2017, moving up by 0.25 percentage point increments. Consumer interest rates have risen accordingly. Since July 2017, the benchmark posted rate on a five-year fixed mortgage from the chartered banks has gradually increased from 4.64 per cent to 5.34 per cent, the highest level since April 2012. The Bank of Canada outlined its expectation that the policy interest rate will need to rise to a neutral stance to achieve the inflation target of 2.0 per cent. The neutral range is currently estimated by the Bank of Canada to be between 2.5 per cent to 3.5 per cent.

Beginning in December 2016, the US Federal Reserve (Fed) has increased its federal funds rate seven times, to reach a target range of 2.00 per cent to 2.25 per cent on September 26, 2018. The Fed cited strong economic activity, job growth and a low unemployment rate as reasons for the September increase. In November 2018, the Fed chose to leave its key rate unchanged, but reiterated its expectation for further gradual interest rate hikes over the medium-term.

Second Quarterly Report 2018/19

Economic Review and Outlook

Chart 2.13 Interest Rate Forecasts

As of October 12, 2018, private sector forecasters project that the Canadian three-month treasury bill rate will average 1.4 per cent in 2018 and 2.1 per cent in 2019. The same forecasters project the ten-year Government of Canada bond rate to average 2.3 per cent in 2018 and 2.7 per cent in the following year.

Table 2.2 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2018	2019	2018	2019
BMO	1.4	2.3	2.3	2.7
CIBC	1.4	1.9	2.3	2.7
National Bank	1.4	2.3	2.3	2.9
RBC	1.4	2.0	2.3	2.8
Scotiabank	1.4	2.3	2.3	2.6
TD	1.4	2.0	2.3	2.6
Average (as of October 12 , 2018)	1.4	2.1	2.3	2.7

Exchange Rate

After beginning the year at 79.9 US cents, the value of the Canadian dollar has depreciated somewhat relative to the US dollar since February, despite some support from the United States-Mexico-Canada Agreement announcement on September 30, 2018. The decline primarily reflects the broad-based appreciation of the US dollar alongside concerns associated with global trade tensions. Overall, the loonie averaged 77.6 US cents during the first ten months of 2018, up from the average of 76.8 US cents observed during the same period of 2017.

Second Quarterly Report 2018/19

Economic Review and Outlook

Chart 2.14 Private Sector Expectations for the Canadian Dollar

As of October 12, 2018, an average of six private sector forecasts calls for the Canadian dollar to average 77.7 US cents in 2018 and 78.9 US cents in 2019.

Table 2.3 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2018	2019
BMO	77.7	79.3
CIBC	77.7	76.6
National Bank	77.8	79.4
RBC	77.6	78.2
Scotiabank	77.7	81.0
TD	77.7	78.8
Average (as of October 12, 2018)	77.7	78.9

Second Quarterly Report 2018/19

Economic Review and Outlook

Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial GDP for 2017 on November 8, 2018.

British Columbia’s real GDP increased by 3.8 per cent in 2017, a faster pace than the previous year. BC registered the second strongest growth rate among provinces last year, behind Alberta (4.4 per cent) but ahead of the third and fourth strongest provinces, Prince Edward Island (3.5 per cent) and Manitoba (3.2 per cent), respectively. Overall, the Canadian economy grew by 3.0 per cent in 2017.

Chart 1 — Real GDP in Canadian provinces

Most of BC’s main real GDP expenditure categories experienced positive growth in 2017, led by consumer spending. Household final consumption expenditures increased by 4.6 per cent in 2017, after rising 3.4 per cent in 2016. Investment in residential structures, on the other hand, edged down by 0.4 per cent after several years of strong growth. Overall gross fixed capital formation, however, still grew by 9.2 per cent primarily due to rising investment in non-residential structures (29.7 per cent) and general governments gross fixed capital formation (23.6 per cent). Government spending on goods and services (Federal, Provincial, Local and Aboriginal) rose 3.0 per cent in 2017, following an increase of 1.7 per cent in the previous year. Exports of goods and services increased by 3.4 per cent in 2017, following a gain of 3.8 per cent the previous year. Meanwhile, the pace of growth accelerated for imports of goods and services, which increased by 8.0 per cent last year, after rising 4.1 per cent in 2016.

Real GDP

Annual growth in BC’s real GDP from 2014 to 2017 is illustrated in Chart 2. The latest data incorporate historical revisions back to 2015 and a new base year of 2012 was adopted for volume estimates (replacing the previous 2007 base year). The level of BC’s 2016 real GDP is now estimated to be $247.4 billion, 2.7 per cent higher than the previous estimate of $240.8 billion, due to the cumulative effect of the revisions.

Chart 2 — BC real GDP

Nominal GDP

Chart 3 depicts BC’s nominal GDP in recent years (in levels). Nominal GDP increased by $18.2 billion (or 6.9 per cent) in 2017, after growing by $14.9 billion (or 6.0 per cent) the previous year. Statistics Canada’s latest release also incorporated historical revisions to nominal GDP, with the level of BC’s 2016 nominal GDP now estimated to be $264.0 billion, 0.1 per cent higher than the previous estimate of $263.7 billion, due to the cumulative effect of the revisions.

Chart 3 — BC nominal GDP

Second Quarterly Report 2018/19

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